Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$16,439	$9,616	$10,049	$9,735	$8,746

Federal and State Income Taxes included in Operations	10,025	4,464	5,220	4,450	4,482

Interest on Long-Term Debt	19,987	19,664	17,961	11,795	10,919

Amortization of Debt Discount Expense	340	307	233	151	136

Other Interest	1,760	2,015	2,474	1,156	1,949

Total	$48,551	$36,066	$35,937	$27,287	$26,232

Fixed Charges:

Interest of Long-Term Debt	$19,987	$19,664	$17,961	$11,795	$10,919

Amortization of Debt Discount Expense	340	307	233	151	136

Other Interest	1,760	2,015	2,474	1,156	1,949

Pre-tax Preferred Stock Dividend Requirements	211	194	208	199	213

Total	$22,298	$22,180	$20,876	$13,301	$13,217

Ratio of Earnings to Fixed Charges	2.18	1.63	1.72	2.05	1.98